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                      PRELIMINARY -- SUBJECT TO COMPLETION

                                                                  EXHIBIT (a)(7)

                        ADDENDUM FOR EMPLOYEES IN INDIA

INFORMATION REGARDING METHOD OF EXERCISE

     Due to exchange control restrictions in India, the terms of any New Options and/or Supplemental Options will be modified. You will only be able to exercise your New Options and/or Supplemental Options through the full cashless exercise method whereby the options are exercised without remitting any cash. You will not be entitled to receive and hold shares of our stock when you exercise your New Options and/or Supplemental Options. Under the cashless exercise method of exercise, the broker will sell all of the shares that you are entitled to purchase. You will receive the cash proceeds from the sale, minus the exercise price and any taxes, withholding obligations, commissions and brokers' fees associated with the transaction.

TAX INFORMATION

     This tax information does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     The current Finance Bill (2001), which has not yet been passed by the Indian Parliament, proposes to change the current scheme of taxation of option grants by imposing a tax at exercise on the "spread" (i.e., the difference between the fair market value of a share of our stock on the date of exercise and the exercise price of the option), in addition to imposing tax on the sale of shares. The final details of the new scheme are not presently known.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.